UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
MakeMusic, Inc.

(Name of Issuer)
Common Stock, $.01 Par Value

(Title of Class of Securities)
56086P 20 2

(CUSIP Number)
LaunchEquity Partners, LLC
Attn: Jeffrey A. Koch
8585 East Hartford Drive
Suite 400
Scottsdale, Arizona 85255
(480) 563-3997

(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)
December 11, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	56086P 20 2

1	NAME OF REPORTING PERSONS LaunchEquity Acquisition Partners, LLC - Education Partners I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,362,829

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,362,829

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,362,829

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	56086P 20 2

1	NAME OF REPORTING PERSONS Broadway Advisors, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arizona

	7	SOLE VOTING POWER

NUMBER OF		1,362,829

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,362,829

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,362,829

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	56086P 20 2

1	NAME OF REPORTING PERSONS The Koch Family Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arizona

	7	SOLE VOTING POWER

NUMBER OF		64,919

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		64,919

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	64,919

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.40%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	56086P 20 2

1	NAME OF REPORTING PERSONS Jeffrey A. Koch I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,427,748

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,427,748

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,427,748

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	30.80%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 6, 2006 by LaunchEquity Partners, LLC, LaunchEquity Partners I, L.P., and LEAP Holdings, L.P., as amended by that certain Amendment No. 1 filed with the Securities and Exchange Commission on December 13, 2006 by LaunchEquity Partners I, L.P., LEAP Holdings, L.P., LaunchEquity Acquisition Partners, LLC — Education Partners (“LEAP Partners”), LaunchEquity Acquisition Partners, LLC — Education Partners I (“LEAP Partners I”), Broadway Advisors, LLC (“Broadway”), and Jeffrey A. Koch (“Koch”), that certain Amendment No. 2 filed with the Securities and Exchange Commission on January 30, 2007 by LEAP Partners, LEAP Partners I, Broadway, and Koch, that certain Amendment No. 3 filed with the Securities and Exchange Commission on November 7, 2007 by LEAP Partners, LEAP Partners I, Broadway, and Koch, and that certain Amendment No. 4 filed with the Securities and Exchange Commission on November 17, 2008 by LEAP Partners, LEAP Partners I, Broadway, and Koch (collectively, the “Schedule 13D”), with respect to the Common Stock, par value $.01 per share, of MakeMusic, Inc., a Minnesota corporation (the “Issuer”). All capitalized terms not otherwise defined in this Amendment No. 5 shall have the same meanings ascribed thereto in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration
Item 5. Interest in Securities of the Issuer
Item 7. Materials to be Filed as Exhibits
SIGNATURE

Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
     “On July 13, 2006, LEAP Partners and LEAP Partners I received an aggregate of 415,408 shares of Common Stock as a capital contribution from their members. On January 19, 2007, LEAP Partners entered into an agreement with FCPI SGAM Innovation 1, FCPI SOGE Innovation, FCPI SOGE Innovation 2, FCPI SOGE Innovation 5, FCPI SOGE Innovation 6, and FCPI SOGE Innovation 7 (collectively, “FCPI”) for the acquisition by LEAP Partners of an aggregate of 386,588 shares of Common Stock and a warrant to purchase 312,500 shares of Common Stock. LEAP Partners used cash on hand to purchase the shares and warrant held by FCPI. On October 29, 2007, LEAP Partners acquired 312,500 shares of Common Stock through the exercise of its warrant using cash on hand. On November 10, 2008, LEAP Partners I transferred 64,870 shares of Common Stock to LEAP Partners and 64,919 shares of Common Stock to the Koch Family Trust. On December 11, 2008, LEAP Partners acquired 313,252 shares of Common Stock from Walrus Partners, L.L.C. (“Walrus”). LEAP Partners used cash on hand to purchase the shares held by Walrus.”
Item 5. Interest in Securities of the Issuer
Items 5(a), (b), and (c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:
     “(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The percentages are based upon 4,635,529 shares outstanding as of October 15, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.
     (c) LEAP Partners and LEAP Partners I received an aggregate of 415,408 shares of Common Stock on July 13, 2006 as a capital contribution from their members. On January 19, 2007, LEAP Partners entered into an agreement to purchase an aggregate of 386,588 shares of Common Stock and a warrant to purchase 312,500 shares of Common Stock. On October 29, 2007, LEAP Partners acquired 312,500 shares of Common Stock through the exercise of its warrant. On November 10, 2008, LEAP Partners I transferred 64,870 shares of Common Stock to LEAP Partners and 64,919 shares of Common Stock to the Koch Family Trust. On December 11, 2008, LEAP Partners acquired 313,252 shares of Common Stock.”
Item 7. Materials to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
“A. Amended and Restated Joint Filing Agreement, dated December 15, 2008, among LEAP Partners, the Manager, Koch, and the Koch Family Trust.”

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 15, 2008

LAUNCHEQUITY ACQUISITION PARTNERS, LLC - EDUCATION PARTNERS

By:	Broadway Advisors, LLC
Its:	Manager

	By:	/s/ Jeffrey A. Koch
Name: Jeffrey A. Koch
Its: Manager

BROADWAY ADVISORS, LLC

By:	/s/ Jeffrey A. Koch

Name: Jeffrey A. Koch
Its: Manager

THE KOCH FAMILY TRUST

By:	/s/ Jeffrey A. Koch

Name: Jeffrey A. Koch
Its: Trustee

/s/ Jeffrey A. Koch

JEFFREY A. KOCH

Exhibit A
AMENDED AND RESTATED JOINT FILING AGREEMENT
Dated as of December 15, 2008
     In accordance with Rules 13d-1(k) and 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of an amendment to the Schedule 13D filed with the Securities and Exchange Commission on March 6, 2006 (including any and all amendments thereto), with respect to the shares of common stock, par value $0.01 per share, of MakeMusic, Inc., a Minnesota corporation, and that this Amended and Restated Joint Filing Agreement may be included as an Exhibit to such joint filing.
     Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13D/A (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect. Each party will indemnify the other parties for any incompleteness or inaccuracy in such information concerning the indemnifying party.
[Remainder of page intentionally left blank]

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     IN WITNESS WHEREOF, the undersigned hereby execute this Amended and Restated Joint Filing Agreement as of the date first written above.

LAUNCHEQUITY ACQUISITION PARTNERS, LLC - EDUCATION PARTNERS

By:	Broadway Advisors, LLC
Its:	Manager

	By:	/s/ Jeffrey A. Koch

Name: Jeffrey A. Koch
Its: Manager

BROADWAY ADVISORS, LLC

By:	/s/ Jeffrey A. Koch

Name: Jeffrey A. Koch
Its: Manager

THE KOCH FAMILY TRUST

By:	/s/ Jeffrey A. Koch

Name: Jeffrey A. Koch
Its: Trustee

/s/ Jeffrey A. Koch

JEFFREY A. KOCH

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